Exhibit 1


                          IDENTITY OF MEMBERS OF GROUP


  Alcantara LLC, a Delaware limited liability company, is the record holder of 43,149,324 shares (reflects 2-for-1 split effective 1/20/00) of Class B Common Stock of MicroStrategy Incorporated ("Class B Common Stock"), and the Odyssey Trust is the record holder of 400,000 shares (reflects 2-for-1 split effective 1/20/00)of Class B Common Stock. Class B Common Stock is convertible at any time at the option of the holder into Class A common Stock of MicroStrategy Incorporated ("Class A Common Stock") on a one-for-one basis. Michael J. Saylor is the sole member of Alcantara LLC and trustee of the Odyssey Trust. Accordingly, Mr. Saylor is the beneficial owner of the shares of Class B Common Stock held of record by Alcantara LLC and the shares of Class B Common Stock held of record by the Odyssey Trust.